EXHIBIT 7

June 22, 2001

Mathew M. Perlot
Chairman of the Board and President
SMC Corporation
20545 Murray Road
Bend, OR 97701

    Re: Retirement Agreement and Release of Claims

Dear Mat:

    This letter (this "Amendment") amends the Retirement Agreement and Mutual Release of Claims dated February 23, 2001 between you and SMC Corporation (the "Company"), a copy of which is attached hereto as Exhibit A (the "Retirement Agreement"). Capitalized terms used herein shall have the meanings set forth in the Retirement Agreement.

    The Company, Monaco Coach Corporation ("Monaco"), and a wholly-owned subsidiary of Monaco, are parties to an Agreement and Plan of Merger dated as of even date herewith, (the "Merger Agreement"), pursuant to which the Company will, if the merger is consummated, become a wholly-owned subsidiary of Monaco (the "Merger").

    In consideration of the mutual promises in the Merger Agreement, the consideration to be received by you as a shareholder of the Company upon consummation of the merger, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, you and the Company agree as follows:

    1.  Effect of Amendment.  Except as expressly set forth in this Amendment, the Retirement Agreement shall remain in full force and effect.

    2.  Current Status of Employment.  Pursuant to the Retirement Agreement, you became an "employee advisor" of the Company and received one payment under that agreement. In addition, an automobile was transferred to you pursuant to Section 2.2 of the Retirement Agreement. At the meeting of the Board of Directors of the Company on April 27, 2001, you agreed to return to work as a full-time employee of the Company while the Company evaluates purchase offers. Until the Effective Date (defined below) you have agreed to continue to provide services as Chairman and President of the Company on a full-time basis. You have agreed to continue such employment until the consummation of the Merger (the "Effective Date"). Until the Effective Date, you will continue to receive the same compensation and benefits paid to you during your employment prior to your execution of the Retirement Agreement and shall not receive any payments or benefits pursuant to the Retirement Agreement. Notwithstanding the foregoing, in no event will you be required to continue your employment beyond August 31, 2001.

    3.  Retirement.

      3.1  If Merger is Consummated.  Upon consummation of the Merger, you will retire as an employee of the Company. You will thereafter not be an employee of the Company or a member of its Board of Directors and will not receive payment of any advisory or consulting fees from the Company. Your rights under Section 1, 2.1, 2.2 and 2.4 of the Retirement Agreement shall be terminated, and in lieu thereof you will have the following rights:

        (a)  Health Insurance.  The Company will continue, at its expense, to provide health insurance benefits to you comparable in the aggregate to those provided by the Company on the date of this Amendment. Such benefits shall be continued until your death. We acknowledge that you may not readily be insurable, and that the cost of such benefits may be substantial. As long as the following Medicare health coverage is comparable in the aggregate to the health coverage which is currently provided by the Company, the Company will either directly pay or will reimburse you for the payments you make to obtain Medicare Part B insurance until your death. In addition, until your death, the Company will either directly pay or will reimburse you for the payments you make to obtain a Medigap Policy (the "Supplemental Insurance") which provides insurance to supplement Medicare Part A and Part B Coverage under the Original Medicare Plan choice. Several options exist regarding Supplemental Insurance coverage and you and the Company must mutually agree, in good faith, about which Supplemental Insurance option best provides the substantially similar benefits referenced above prior to incurring any liability for Supplemental Insurance or you will not be reimbursed. If the Company does not directly pay the premiums hereunder, then reimbursement will be made by the Company within thirty (30) days of receipt of evidence of payment. If (i) the coverage under the Medicare Part B benefits and Supplemental Insurance are not at any time comparable in the aggregate to the health insurance coverage provided to you by the Company on the date of this Amendment (a "Gap in Coverage"), (ii) you notify the Company of the Gap in Coverage within sisty (60) days of its occurrence, and (iii) the Company agrees that there is a Gap in Coverage (which agreement shall not be unreasonably withheld), then the Company will self insure or otherwise purchase alternative insurance so as to provide benefits comparable in the aggregate.

        (b)  Consulting Services; Use of Aircraft.  You agree to provide consulting services as an independent contractor to Monaco as requested and directed by the Chairman or President of Monaco for a period of two (2) years following consummation of the merger transaction for up to two (2) weeks per year. As consideration for such consulting services, you shall be entitled from time to time to use one of the Company's jet aircraft, as designated by the Company, and flight crew for up to twenty (20) hours of flight time annually to destinations of your choice during such two (2) year period, upon reasonable notice to the Company for scheduling such use. Any such use shall be completely at Company expense except for any personal income tax liability that you may incur as a result of such use.

        (c)  Release of Claims.  The release of claims by the Company set forth in Section 6.1 of the Retirement Agreement shall not be applicable with respect to activities relating to the Merger transaction and, accordingly, will not operate to discharge any liability for any claim that Monaco (or its acquisition subsidiary) might have relating to your activities in connection with the Merger transaction, without regard to whether the Company has been merged into Monaco, or its acquisition subsidiary, at the time the claim accrues or is commenced.

    3.2  If Merger is Not Consummated.  If the Merger is not consummated pursuant to the Merger Agreement, the provisions of Section 3.1 of this Amendment shall not apply and you shall, upon the Effective Date of your retirement, be entitled to all rights under the Retirement Agreement, including those set forth in Section 1, 2.1, 2.2 and 2.4.

    If the provisions of this Amendment are acceptable, please sign a copy of this letter and return it to me.

Sincerely, SMC CORPORATION
By:	/s/ CURTIS W. LAWLER Curtis W. Lawler Chief Executive Officer
AGREED:
/s/ MATHEW M. PERLOT Mathew M. Perlot
Dated: June 22, 2001.
The provisions of Section 3.1 of the Amendment are hereby approved and guaranteed.
Monaco Coach Corporation
By:	/s/ KAY L. TOOLSON
Its:	Chairman/CEO
Dated: June 22, 2001.